Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Signs Partnership Agreement with the French Ministry of Defense to
Facilitate Private Sector Employment for Civilian and Military Personnel
Leaving the Armed Forces
Paris, February, 25, 2009 — Total today announces the signature of a partnership agreement with the French Ministry of Defense to place civilian and military personnel leaving the armed forces with the Group.
The partnership extends nationwide and is applied at both regional and local levels. It is designed to match jobs available within the Total Group with applications forwarded by the Ministry of Defense.
Thanks to this initiative, and in line with its usual recruitment procedures, Total will be able to facilitate access to jobs with the company for both young and experienced candidates from diverse backgrounds.
To support its growth, the Group recruits more than 8,000 employees a year worldwide, including 1,600 in France. All candidates—men and women, entry-level and experienced, from varied educational backgrounds—share the energy, open-mindedness, flexibility and team spirit on which Total’s success is built. (www.careers.total.com).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com